ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

September 25, 2024

Mr. Daniel Greenspan

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Calamos ETF Trust (File Nos. 333-191151 and 811-22887) (the “Registrant”)

Dear Mr. Greenspan:

I am writing to respond to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by the Registrant in connection with post-effective amendment number 36 to the registration statement on Form N-1A, filed with the Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on July 10, 2024 (the “PEA”) for the purpose of adding Calamos [Bitcoin Structured Alt Protection ETF] – [Month TBD1], Calamos [Bitcoin Structured Alt Protection ETF] – [Month TBD2], Calamos [Bitcoin Structured Alt Protection ETF] – [Month TBD3], and Calamos [Bitcoin Structured Alt Protection ETF] – [Month TBD4], respectively, as new series (each referred to herein as “the Fund”) of the Registrant. Your comments provided via a videoconference calls on August 26, 2024 and September 23, 2024, are summarized below, and each comment is followed by our responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the PEA. The Registrant intends to file a future post-effective amendment to the PEA pursuant to Rule 485(b) under the Securities Act to (i) reflect the revisions discussed herein in response to your comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

1.	Comment. With respect to the Fund, please identify the underlying issuer (“Underlying ETP”). Given the Fund’s concentrated exposure to a single underlying issuer, please demonstrate that the underlying issuer is eligible to use Form S-3 for a primary offering of non-investment grade securities (pursuant to general instruction I.B.1 to Form S-3) or in the alternative, please explain supplementally why there is sufficient market interest and publicly available information regarding the underlying issuer notwithstanding its inability to use form S-3 for such an offering.

Response. The Registrant has identified iShares Bitcoin Trust ETF as the underlying issuer. While it is a legal determination for the underlying issuer as to whether the underlying issuer meets the conditions to file a shelf registration statement on Form S-3, the Registrant does not believe that, at the current time, the iShares Bitcoin Trust ETF meets the underlying criteria making it eligible to file a shelf registration on Form S-3. The Registrant notes that, as of September 12, 2024, the Underlying ETP had net assets in excess of $20 billion and over 600 million shares outstanding. Further, the Registrant notes that the Underlying ETP makes required filings under Sections 13 or 15 of the Securities Exchange Act of 1934, as amended, which are readily available on the Underlying ETP’s website.

Updated Response (following September 23, 2024 discussion with Staff). The Registrant notes further that there is ample information about both the Fund and Underlying ETP made available on a daily basis. This readily available information includes the Underlying ETP’s holdings, net asset value, daily returns and trading volume.

2.	Comment. In the section titled “Principal Investment Strategies,” please add the following:

a.	A brief discussion of the underlying issuer and its operations with regards to creations/redemptions, custody, and valuation.

b.	The name of the national securities exchange on which the Underlying ETP is listed and its ticker.

c.	A statement that the Commission maintains an internet site that contains reports, proxies and other information about the Underlying ETP, including information about creations and redemptions.

d.	A statement that the Underlying ETP is subject to the information requirements of the Securities and Exchange Act of 1934, as amended (the “1934 Act”), and files reports and other information with the Commission in accordance with the 1934 Act.

Response. The requested updates below have been added to the Principal Investment Strategies.

a.	The requested update has been made under the section titled “The Underlying ETP.”

b.	The requested update has been made under the section titled “The Underlying ETP.” The Underlying ETP’s shares are listed and traded on the Nasdaq Stock Market LLC under the ticker symbol “IBIT.”

c.	The requested update has been made under the section titled “The Underlying ETP.”

d.	The requested update has been made under the section titled “The Underlying ETP.”

3.	Comment. Given the uncertain state of the Form 19b-4 process with respect to Flexible EXchange Options (“FLEX Options”), with respect to the wording: “…and when available, Flexible EXchange Options,” the Staff requests the following:

a.	Please relocate the disclosure about FLEX Options from the disclosure provided in response to Item 4 of Form N-1A to the disclosure provided in response to Item 9 of Form N-1A.

b.	Please update this disclosure to state the Fund will invest in FLEX Options “if and when available” as it is not yet a certainty.

c.	Please update this disclosure with additional context pertaining to the availability of FLEX Options such as precedence, Form 19b-4 proceedings and a statement that it is possible that the FLEX Options may not be approved.

d.	Please provide more descriptive information about the OTC Options. The Staff notes that there needs to be at least comparable disclosure about OTC Options as there is regarding FLEX Options. Please also add risk disclosure regarding such OTC Options.

Response. The Registrant updated the disclosures in accordance with the following below:

a.	The disclosure about FLEX Options has been moved to the disclosure provided in response to Item 9 of Form N-1A.

b.	The requested update has been made.

c.	The Registrant has revised this disclosure as shown below.

i.	“Each of CBOE Exchange, Inc. (for options on any bitcoin ETP), NYSE Arca, Inc. (for options on any commodity ETP, which would include those on any bitcoin ETP), and Nasdaq ISE, LLC (for options on the Underlying ETP) have filed applications under Rule 19b-4 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), with the SEC to amend their listing standards and allow listing of options on bitcoin ETPs. Nasdaq ISE also filed a subsequent application to allow listing of options on any bitcoin ETP. The SEC will solicit public comment on each of these applications and may request that the applications be withdrawn and resubmitted. The SEC is required to approve or disapprove, or institute proceedings to determine whether to disapprove the proposed rule change. Section 19(b)(2) of the Exchange Act requires that, after initiating disapproval proceedings, the SEC issue an order approving or disapproving the proposed rule change within 180 days of the publication date of the notice of the proposed rule change. The SEC may extend the period for issuing such order by not more than 60 days if the SEC determines that a longer period is appropriate and publishes reasons for such determination. It is not possible to estimate when such applications may be approved by the SEC and there is no guarantee that FLEX Options will ever be approved by the SEC.”

d.	The Registrant has revised this disclosure as shown in the section titled “General Information about OTC Options” and has added risk disclosure regarding such OTC Options under the section titled “Principal Risks.”

4.	Comment. On page 6 of the Prospectus, in the second full paragraph, there is a sentence that states that the Fund “will also invest in other securities, including U.S. Treasury securities….” What other securities is the Registrant referring to other than U.S Treasury securities? If there are other securities contemplated, the Staff requests the Registrant to make that clear.

Response. The Registrant confirms it currently contemplates investing only in OTC Options, U.S. Treasury securities with remaining maturities of one year or less and cash and cash equivalents. The Registrant also intends to invest in FLEX Options if and when they become available. The Registrant has revised the disclosure to make this clear.

5.	Comment. Please add a statement in section titled “Principal Investment Strategies” that the Fund will not invest directly in bitcoin.

Response. The requested update has been made.

6.	Comment. In the section titled “Principal Investment Strategies,” there is a sentence that states “At such time as they become available, the Fund intends to utilize in place of OTC Options FLEX Options.” For clarity’s sake, the Staff requests the Registrant to be more specific about the extent to which the Registrant is going to replace the OTC Options. Will the OTC Options be replaced entirely or partially, and will portfolio repositioning be required?

Response. The Registrant confirms that it intends to utilize FLEX Options in place of all OTC Options. The Registrant directs the Staff to the updated disclosure in the section titled “Principal Investment Strategies” stating the following:

“If and when they become available, the Fund intends to utilize FLEX Options in place of all OTC Options.”

If the Fund has commenced operations utilizing OTC Options, it will replace the OTC Options with FLEX Options noting that the overall risk profile of the Fund is expected to remain unchanged.

7.	Comment. On page 7 of the Prospectus, the second paragraph from the bottom of the page states the following: “…the terms of the OTC Options and FLEX Options do not generally change during an Outcome Period....” Please explain supplementally the circumstances in which there could be a change in the terms during the Outcome Period.

Response. The Registrant intends to negotiate OTC Options and/or purchase FLEX Options, if and when available, at the commencement of the Outcome Period to remain in effect for the duration of the Outcome Period. Registrant is not aware of circumstances in the normal course of business in which there could be a change in the terms during the Outcome Period, save, in connection with OTC Options, mutual agreement by the parties to the OTC Option to a change in the underlying terms thereof or in connection with the bankruptcy of the OTC counterparty.

8.	Comment. Please add disclosure addressing whether the Fund or shareholders will have the benefit of receiving dividends from the Underlying ETP.

Response. The Registrant has added disclosure under the section titled “The Underlying ETP” noting that the Fund investors will not receive dividends from the Underlying ETP.

9.	Comment. It is the Staff’s understanding that treasury downside protection is unique to this set of ETFs. Please add disclosure on how the treasury portfolio contributes to or provides 100% downside protection if the shareholder invests on the start date of the Outcome Period.

Response. The Registrant respectfully notes the following explanation of how the treasury portfolio contributes to downside protection included under the heading “Explanation of Diagram” in the Principal Investment Strategies section of the Prospectus:

The Fund purchases multiple series of US Treasury securities with weighted average maturities of approximately one (1) year or less to provide the protection level. In the event that the Underlying ETP decreases in value over the duration of the option contracts to a price that is lower than the strike price of the option contract, the Fund’s options positions would not be exercised and the Fund’s value would be comprised primarily of the US Treasury securities, cash and cash equivalents. The U.S. Treasury securities held by the Fund are intended to provide the downside protection against decreases in the price of the Underlying ETP. There is no guarantee that the portion of the Fund’s portfolio consisting of U.S. Treasury securities will retain sufficient value to provide the level of portfolio protection sought by the Fund. The value of the Fund’s holdings in U.S. Treasury securities may increase (providing a higher protection level and therefore more protection to shareholders) or decrease (providing a lower protection level and therefore less protection to shareholders).

10.	Comment. On the table on Page 9 of the Prospectus, the heading “Portfolio Investment Percentage” has an asterisk next to it. To what does that asterisk correspond?

Response. The Registrant confirms the asterisk was included in error and has removed the asterisk.

11.	Comment. On page 13 of the Prospectus, with respect to the section titled “General Information about FLEX Options,” there should be analogous general information about the OTC Options in lieu of this disclosure. Please move the information about FLEX Options to the disclosure provided in response to Item 9 of Form N-1A.

Response. The Registrant has made the requested updates.

12.	Comment. The Staff notes that the Fund will invest significantly in OTC Options. Given the liquidity profile of these instruments, please explain supplementally how the Fund’s investment strategy is appropriate for an open-end structure. The Registrant’s response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940 (“1940 Act”).

Response. The Fund currently anticipates that OTC Options will make up less than 15% of the overall Fund’s net assets at any given time. The Registrant recognizes that in accordance with the requirements of Rule 22e-4, a fund’s liquidity risk management program must include written policies and procedures that are reasonably designed to incorporate the following elements: (i) assess and periodically review the fund’s liquidity risk; (ii) classify the liquidity of each of the fund’s investments; (iii) determine the fund’s highly liquid investment minimum and respond to shortfalls; (iv) limit the fund’s investments in illiquid investments that are assets to no more than 15% of the fund’s net assets; (v) in-kind redemption requirements; and (vi) Board oversight of the Program.

Further, Rule 22e-4(b)(1)(ii) provides that “each fund must, using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, classify each of the fund’s portfolio investments (including each of the fund’s derivatives transactions) as a highly liquid investment, moderately liquid investment, less liquid investment, or illiquid investment.”

As the Fund will not be deemed to be an “In-Kind ETF” under Rule 22e-4, the Registrant acknowledges the need to classify and evaluate at least monthly its OTC Options, and more frequently if changes in relevant market, trading, and investment-specific considerations are reasonably expected to materially affect the classification of its OTC Options. The Registrant also acknowledges the need for written policies and procedures.

The Registrant noted that the Rule contemplates that for option contracts, such as the OTC Options contracts expected to be held by the Fund, a fund may consider the frequency, volume and quotes which are based on the underlying reference asset (such as the iShares Bitcoin Trust ETF) in determining liquidity. The Registrant notes that the Fund will use OTC Options that derive their value from the actively-traded Underlying ETP, and draw upon that security’s general pool of liquidity. The Registrant believes that the highly regulated options market make securities that derive their value from the Underlying ETP less susceptible to liquidity concerns. Further, the OTC Options will be structured so that any amount owed by the Fund on the written OTC Options will be covered by payouts at settlement from the purchased OTC Options. Specifically, the Registrant will not write an OTC Option without, at the same time, purchasing from the same counterparty a corresponding OTC Option with a lower strike price but the same expiration date and underlying reference asset. As a result, the Fund expects the OTC Options to be fully covered and no additional collateral will be necessary during the life of the Fund.

Because OTC Options have no central clearing or guaranty function (unless the parties provide for it), the Registrant has added the following disclosure in the Prospectus concerning possible issues that might be associated with the use of OTC Options:

Over-the-counter (OTC) Options are purchased from or sold to sellers or purchasers (“Counterparties”) through direct bilateral agreements with the Counterparties. In contrast to exchange listed options, which generally have standardized terms and performance mechanics, all the terms of an OTC Option, including such terms as method of settlement, term, exercise price, premium, guarantees and security, are set by negotiation of the parties.

Unless the parties provide for it, there is no central clearing or guaranty function in an OTC Option. As a result, if the Counterparty fails to make or take delivery of the security, currency or other instrument underlying an OTC Option it has entered into with the Fund or fails to make a cash settlement payment due in accordance with the terms of that option, the Fund will lose any premium it paid for the option as well as any anticipated benefit of the transaction. Accordingly, the Adviser must assess the creditworthiness of each such Counterparty or any guarantor or credit enhancement of the Counterparty’s credit to determine the likelihood that the terms of the OTC option will be satisfied. The staff of the SEC currently takes the position that OTC Options purchased by a Fund, and portfolio securities "covering" the amount of a Fund's obligation pursuant to an OTC Option sold by it (or the amount of assets equal to the formula price for the repurchase of the option, if any, less the amount by which the option is "in the money") are illiquid, and are subject to a Fund's limitation on investing no more than 15% of its net assets in illiquid securities.

The OTC Options that the Fund will hold that reference the Underlying ETP will give the Fund the right or the obligation to either receive or deliver shares of the Underlying ETP, or the right or the obligation to either receive or deliver a cash payment on the option expiration date based upon the difference between the Underlying ETP's value and a strike price, depending on whether the Fund purchases or sells the option. The OTC Options held by the Fund are European style options, which are exercisable at the strike price only on the OTC Option expiration date. The Fund will generally, under normal conditions, hold OTC Options for each Outcome Period. The Fund will purchase call options (giving the Fund the right to receive shares of the Underlying ETP or a cash payment), while simultaneously selling (i.e., writing) call options (giving the Fund the obligation to deliver shares of the Underlying ETP or a cash payment). The Fund intends to structure the OTC Options so that any amount owed by the Fund on the written OTC Options will be covered by payouts at expiration from the purchased OTC Options. As a result, the Fund expects the OTC Options to be fully covered and no additional collateral will be necessary during the life of the Fund. The Fund receives premiums in exchange for the written OTC Options and pays premiums in exchange for the purchased OTC Options. Each of the OTC Options purchased and sold throughout the Outcome Period will have the same terms, such as strike price and expiration date, as the OTC Options purchased and sold on the first day of the Outcome Period. On the OTC Options expiration date, the Fund intends to sell the OTC Options prior to their expiration or cash-settle the OTC Options and use the resulting proceeds to purchase new OTC Options for the next Outcome Period.

13.	Comment. With respect to the risk disclosures, please revise the disclosure to reflect the emphasis on OTC Options, rather than FLEX Options.

Response. The Registrant confirms that the risk disclosures have been updated to reflect an emphasis on OTC Options.

14.	Comment. With respect to the Digital Assets risk disclosure, the Staff notes that a lot of this discussion is not risk disclosure per se but general background about digital assets and the decentralized network. The Staff requests that this background (describing bitcoin and blockchain, etc.) be moved to the investment strategies disclosure from the risk disclosure.

Response. The Registrant has moved the discussion about digital assets and the decentralized network to the investment strategy disclosure.

15.	Comment. With regard to Bitcoin Blockchain, please explain in the risk disclosure the common impediments or disadvantages to adopting the blockchain as a payment system including relative slowness of transaction processing, variability of transaction fees and volatility of bitcoin price. In addition, please explain that further development in using blockchain for its intended purpose is significantly dependent on layer-2 solutions (the lightning network).

Response. The Registrant has made the requested updates in the section titled “Bitcoin.”

16.	Comment. On page 20 of the Prospectus, in the fourth bullet point about the factors affecting Underlying ETP shares, please refer to “digital asset trading platforms” instead of “digital asset platforms.” Please also add disclosure that crypto asset trading platforms are subject to enforcement actions by trading authorities and similarly, that they may be operating out of compliance with regulation.

Response. The Registrant has made the requested updates.

17.	Comment. On page 20 of the Prospectus, the Staff notes discussion about the trading price of digital assets experiencing volatility. Please add disclosure that specifically states that bitcoin has and may continue to be significantly dependent on speculation as a fundamental analysis.

Response. The Registrant has made the requested updates as shown below.

“The value of a bitcoin is subject to momentum pricing due to speculation regarding future appreciation in value rather than robust fundamental analysis, leading to greater volatility.”

18.	Comment. On page 21 of the Prospectus, the Staff notes disclosure about forks in the network. Please revise this disclosure to clarify that Bitcoin Blockchain has actually experienced forks, and that there is not just a potential for forks to be experienced.

Response. The Registrant has made the requested updates.

19.	Comment. The Staff requests that the Registrant be consistent in terms of references to the Bitcoin Blockchain. The Staff notes that its preferred convention is to capitalize Bitcoin Blockchain but not capitalize bitcoin the asset. Please be consistent.

Response. The Registrant has made the requested updates.

20.	Comment. The Staff notes disclosure at the bottom of page 24 of the Prospectus that states that digital assets can have concentrated ownership. Please specify that parties holding a large amount of bitcoin (known as whales) have the ability to manipulate the price of bitcoin and that that can have an adverse effect.

Updated Response (following September 23, 2024 discussion with Staff). The Registrant has made the requested update shown in bold below.

“Digital assets may have concentrated ownership – large holders referred to as “whales” – and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets.” Given the large amount of bitcoin they hold, these holders have the ability to manipulate the price of bitcoin.

21.	Comment. On page 25 of the Prospectus, the Staff notes a sentence beginning with “Digital asset platforms are relatively new….” Please add disclosure specifying that platforms may be operating out of compliance with regulation. The Staff additionally notes a sentence stating that digital asset platforms “…may not be subject to, or may not comply with, regulation….” Please make it clear that the platforms may be operating out of compliance.

Response. The Registrant has made the requested updates as shown below.

“Digital asset trading platforms are subject to enforcement actions by regulatory authorities and may be operating out of compliance with regulation.”

22.	Comment. The Staff notes that “Liquidity Risk” disclosure specific to FLEX Options is included on page 28 of the Prospectus. The Staff further notes that the options risk disclosure does not specifically mention OTC Options. Please make the “Options Risk” disclosure more robust with respect to OTC Options (liquidity, lack of clearing agency, counterparty risk, etc.). For example, the Staff notes a sentence that says the Fund may also purchase or write over-the-counter call options. This sentence should be revised to make it clear that the Fund will exclusively be purchasing OTC Options for the time being.

Response. The Registrant has made the requested updates.

23.	Comment. The Staff notes that in the “Tax Risk” disclosure, there is a sentence stating: “For purposes of the qualifying income requirement, the treatment of derivatives that provide exposure to the Underlying ETP or Bitcoin is not entirely clear….” Please explain supplementally how the Fund has determined that income from options on the Underlying ETP should be treated as qualifying RIC income for purposes of subchapter M of the Internal Revenue Code.

Response. The Fund has consulted with legal counsel regarding the treatment of the options for purposes of the qualifying income requirement under Sub-Chapter M of the Internal Revenue Code. Based on the advice of legal counsel, the Fund believes that, although the matter is not entirely clear, the options should give rise to qualifying income.

24.	Comment. On page 40 of the Prospectus, the Staff notes a section titled “Changes in 80% Policy.” Please add this discussion of the 80% policy to the Fund’s the summary prospectus in the section titled “Principal Investment Strategies.”

Response. The Registrant has made the requested update.

25.	Comment. The Staff notes the inclusion of disclosure regarding bitcoin futures in the Statement of Additional Information as well as more general disclosure about options on security futures. Please explain the relevance of these discussions.

Response. The Registrant has removed disclosure about bitcoin futures and options on security futures as it does not contemplate investing in these securities.

26.	Comment. With respect to the restriction (vi) in the section titled “Investment Restrictions,” the Staff requests that the Registrant specify that the Underlying ETP does in fact invest more than 25% of its assets in the bitcoin industry and requests that, to the extent there are risks associated with concentration, please disclose such in the risk factors.

Updated Response (following September 23, 2024 discussion with Staff). The Registrant has revised investment restriction (vi) to state the Fund may not “invest in a security if more than 25% of a Fund’s total assets (taken at market value at the time of a particular purchase) would be invested in the securities of issuers in any particular industry or group of industries, except that the Fund may invest more than 25% of its total assets in securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, securities of other investment companies, and investments that provide exposure to bitcoin.”

* * * * *

We hope that the foregoing responses adequately address your comments.

Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1381.

Very truly yours,

/s/ Elizabeth L. Madsen
Elizabeth L. Madsen, Esq.

cc:

John P. Calamos, Sr.

J. Christopher Jackson, Esq.

Erik D. Ojala, Esq.

Susan L. Schoenberger, Esq.

Paulita A. Pike, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP